Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commissions
Washington, D.C. 20549

19 June, 2008

Dear Mr Rosenberg

Re:	AstraZeneca plc
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 12, 2008
File No. 001-11960

Further to the telephone conversation of 9 June 2008 between Kei Ino of the SEC and Paul Kenyon of AstraZeneca, please find attached our response to the additional disclosure requirement you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2007.  In making this response, we acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust these responses provide you with the information you need, but should you need further clarification please do not hesitate to contact me on +44 20 7304 5059.

Yours sincerely,

/s/ Paul Kenyon

Paul Kenyon
Group Financial Controller

10 Intangible Assets, page 133

2. In order to better understand the nature of the intangible assets acquired as part of the MedImmune acquisition, please revise to disclose a break down of this amount by product or therapeutic category.

The disclosure requirements for intangible assets acquired in a business combination come from two sources:  IAS 38 paragraphs 118-128 and IFRS 3 paragraphs 66-77 and we note your acknowledgement that the disclosure provided in notes 10 and 24 to our financial statements meet the objectives and detailed disclosure requirements set out in those standards.

In addition, you have requested that we provide further disclosure of the intangible assets acquired as part of the MedImmune acquisition by therapeutic category, given the materiality of that acquisition. We are happy to provide that further disclosure, but believe that it would be more logical, and better aid user understanding, to include it under Note 24 (Acquisitions of Business Operations). In order to comply with your specific request, we would also include a commentary under Note 10 (Intangible Assets) referencing the additional disclosure in Note 24.

We therefore propose adding the following to the description of the acquisition of MedImmune in our 2008 financial statements:

Note 10 – page 134

MedImmune intangibles in the last three lines of the table to be referenced to Footnote 3, which will read: “An allocation of the cost of these assets to Therapy Area is given in Note 24.”

Note 24 – page 145

“The intangible assets acquired included (a) product, marketing and distribution rights relating to currently marketed products or franchises (principally in respect of the Synagis and motavizumab RSV franchise, FluMist and Ethyol); (b) product, marketing and distribution rights relating to products in development (principally motavizumab); and (c) rights relating to out-licensed products (principally the HPV cervical cancer vaccine).  The combined acquisition fair value of $8,075m comprised $6,570m relating to the Infection Therapy Area, $1,425m relating to the Oncology Therapy Area and $80m relating to the Respiratory & Inflammation Therapy Area.  The carrying values of these assets are summarised in note 10.”